EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[RETURN OF PREMIUM

GUARANTEED MINIMUM DEATH BENEFIT] RIDER

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Rider” means this Rider.

The Effective Date of this Rider is your Contract Date.

[Except as described in Section III. below,] this Rider cannot be voluntarily terminated once it is elected.

I.    THIS RIDER’S DEATH BENEFIT

Subject to the terms and conditions of this Rider, we will pay a [Return of Premium Guaranteed Minimum Death Benefit] (“[ROP GMDB]”) under this Contract as described in Section II. below.

The [ROP GMDB] does not provide a Cash Value or any minimum Annuity Account Value (“AAV”) and cannot be withdrawn. Withdrawals will cause an adjustment to your [ROP GMDB] as described in Section II below.

[The terms and conditions to continue this Contract and Rider upon the death of the Owner (or Annuitant, if applicable) of this Contract, are described in the Endorsement Applicable to [Non-Qualified] Contracts and the Endorsement Applicable to Contract Continuation and Its Effect on an Optional Benefit Rider]

II.    OPERATION OF YOUR [ROP GMDB] RIDER

Your [ROP GMDB] amount is calculated as follows:

1)	On your Contract Date, the [ROP GMDB] will be equal to your initial Contribution made to your Contract.

2)	On the Transaction Date of any subsequent Contribution, we will increase the [ROP GMDB] by the amount of the Contribution.

3)	On the Transaction Date of any partial Withdrawal, we will decrease the [ROP GMDB] on a pro-rata basis by the partial Withdrawal amount, plus any Withdrawal Charge which applies.

A pro-rata reduction is determined as follows:

1)	Divide the amount of the Withdrawal by your AAV immediately preceding the Withdrawal;

2)

Multiply the fraction calculated in (1) by the amount of your [ROP GMDB] immediately preceding the Withdrawal. This is the amount of the pro-rata reduction. We will make this reduction as of the Transaction Date of each Withdrawal.

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The Death Benefit amount payable upon the death of the Owner (or the Annuitant, if applicable) under the Contract when issued with this Rider will be the greater of:

1)	the [ROP GMDB] amount; or

2)	the Death Benefit as described in Section 6.02 “Payment Upon Death” in your Contract.

III.     THE RIDER CHARGE

The “Rider Charge” is [0.30%] of the [ROP GMDB] amount on your Contract Date Anniversary. This Rider charge is deducted on your Contract Date Anniversary from your AAV in the Variable Investment Options on a pro-rata basis. If those amounts are insufficient, we will deduct all or a portion of the Rider Charge from [the following, as applicable:] the Dollar Cost Averaging account[, the Segment Type Holding Account(s), and each Segment, respectively].

[We may increase or decrease the Rider Charge at any time after completion of [two] Contract Years. We will provide you a minimum of [30] days advance notice of any revised Rider Charge. The “Rider Charge Change Notification Date” is the date of the notice which we send to you informing you of the revised Rider Charge. If we revise the charge for this Rider, you may elect to terminate this Rider by submitting a written request to our Processing Office no later than [30] days after the Rider Charge Change Notification Date. This period is referred to as the [30] Day “Rider Drop Period.”

The “Rider Charge Change Effective Date” is the date on which the new Rider Charge becomes effective and is at least [30] days following the Rider Charge Change Notification Date. The new Rider Charge will become effective on the Rider Charge Change Effective Date. However, if the Rider Charge Change Notification Date falls during the first [two] Contract Years, the Rider Charge Change Effective Date is the Business Day that is the later of (i) the first day of the [third] Contract Year or (ii) at least [30] days following the Rider Charge Change Notification Date. In that case, the new Rider Charge will be deducted beginning on your [third] Contract Date Anniversary, unless a prorated Rider Charge was applied earlier in the Contract Year.]

IV.     TERMINATION OF THIS RIDER

[Except as described in Section III. above,] this Rider cannot be voluntarily terminated once it is elected.

This Rider will automatically terminate if:

(i)	the Contract is continued under the Beneficiary Continuation Option, if applicable; or

(ii)

you change the Owner of the Contract and the Owner does not meet the age eligibility requirements for this Rider [or for Joint Owner Contracts, (i) the older Joint Owner is changed or (ii) the younger Joint Owner is changed and the new Joint Owner does not meet the age eligibility requirements for this Rider]; or

(iii)	amounts under the Contract are applied to a supplementary contract to provide an annuity benefit or any benefit available on the Contract Maturity Date; or

(iii)	termination is required by an Endorsement to your Contract; or

(iv)	the Contract terminates; or

(v.)	you elect the Non-Qualified [Income Edge Series] Payment Program and that program becomes effective.

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EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

Mark Pearson,	José Ramón González,
Chief Executive Officer]	Chief Legal Officer and Secretary]

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